Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of TWC and Cellebrite, adjusted to give effect to the Business Combination and consummation of the Transactions (each as defined within that certain Business Combination Agreement and Plan of Merger, dated as of April 8, 2021 (the “Business Combination Agreement”), by and among Cellebrite DI Ltd. (“Cellebrite”), Cupcake Merger Sub Inc. (“Merger Sub”) and TWC Tech Holdings II Corp.(“TWC”). The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

TWC is a blank check company incorporated as a Delaware corporation on July 20, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, without limitation as to business, industry or sector. As of March 31, 2021, there was $600.1 million in a trust account for the benefit of its public stockholders (the “Trust Account”).

Cellebrite is a company organized under the laws of the State of Israel. Cellebrite is the leading provider of digital intelligence, delivering a platform of software and services for legally sanctioned investigations. Cellebrite is headquartered in Petah Tikvah, Israel.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Transactions occurred on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 present pro forma effect to the Transactions as if they had been completed on January 1, 2020.

The unaudited pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

This information should be read together with TWC’s and Cellebrite’s audited and unaudited financial statements and related notes, the sections titled “TWC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cellebrite’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in the Proxy Statement/Prospectus, filed with the SEC on August 5, 2021.

The Merger will be accounted for as a recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP.

Description of the Transactions

On April 8, 2021, TWC entered into the Business Combination Agreement with Cellebrite and Merger Sub. Pursuant to the Business Combination Agreement, Merger Sub merged with and into TWC, with TWC surviving the Merger. On August 30, 2021, the Business Combination was consummated with TWC becoming a wholly-owned subsidiary of Cellebrite and the securityholders of TWC becoming securityholders of Cellebrite.

Cellebrite issued to TWC securityholders the following securities at the Effective Time: each Public Share was converted into the right to receive (A) an amount of cash equal to the greater of $0 and the quotient of (x) $120,000,000 minus the amount of redemptions by Public Stockholders, divided by (y) the number of Public Shares outstanding as of immediately prior to the Effective Time but after the automatic conversion of Sponsor Shares into Public Shares (other than any treasury shares of TWC, the “Per Share Cash Consideration”) and (B) a number of Cellebrite Ordinary Shares equal to the quotient of (x) the Reference Price minus the Per Share Cash Consideration, divided by (y) the Reference Price (the “Per Share Equity Consideration” and together with the Per Share Cash Consideration, the “Per Share Merger Consideration”).

At the Effective Time, each Sponsor Warrant and each Public Warrant were converted into a Cellebrite Warrant, exercisable for the amount of Per Share Merger Consideration that the holder thereof would have received if such warrant had been exercisable and exercised immediately prior to the Business Combination. Additionally, each option and restricted stock unit of Cellebrite remains outstanding, subject to adjusted terms to reflect the effect of the Stock Split on Cellebrite Ordinary Shares.

PIPE

Concurrently with the execution of the Business Combination Agreement, Cellebrite and the PIPE Investors entered into the Share Purchase Agreements providing for the purchase by the PIPE Investors at the Effective Time of an aggregate of 30,000,000 Cellebrite Ordinary Shares from certain existing Cellebrite shareholders at a price per share of $10.00 for gross proceeds to existing Cellebrite shareholders of $300,000,000.

Consideration

The following represents the Merger Consideration, assuming no Cellebrite Warrants issued to holders of TWC Warrants in accordance with the Business Combination Agreement have been exercised:

(in thousands, except share amounts)(a)	Purchase Price	Shares Issued
TWC Public Shareholders and Sponsor	$69,247	12,924,699
PIPE Investors	$300,000	30,000,000

(a)	The value of ordinary shares is reflected at $10.00 per share.

Ownership

The following summarizes the unaudited pro forma Cellebrite Ordinary Shares outstanding, assuming no Cellebrite Warrants issued to holders of TWC Warrants in accordance with the Business Combination Agreement have been exercised:

	Shares	%
Pre-Merger Public Shareholders of TWC and Sponsor	12,924,699	7.2%
Pre-Merger Cellebrite Shareholders	136,997,924	76.1%
PIPE Shares	30,000,000	16.7%
Total Company Ordinary Shares Outstanding at Closing (excluding unvested shares)	179,922,623	100.0%
Restricted Sponsor Shares	7,500,000
Cellebrite Price Adjustment Shares	15,000,000
Total Company Ordinary Shares Outstanding at Closing (including unvested Restricted Sponsor Shares and Price Adjustment shares)	202,422,623

The following unaudited pro forma condensed combined balance sheet as of March 31, 2021, the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 are based on the historical financial statements of TWC and Cellebrite. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2021
(in thousands)

	Cellebrite (Historical)	TWC (Historical)	Pro-Forma Adjustments		Pro-Forma Combined
Cash and cash equivalents	134,838	1,194	(30,815)	(A)	105,217
Restricted cash	5,127	—	—		5,127
Short-term deposits	101,421	—	—		101,421
Trade receivables (net of allowance for doubtful accounts of $616 as of March 31, 2021)	59,585	—	—		59,585
Prepaid expenses and other current assets	7,370	406	—		7,776
Other intangible assets	3,122	—	—		3,122
Inventories	4,865	—	—		4,865
Current assets	316,328	1,600	(30,815)		287,113
Other non-current assets	2,314	—	(2,300)	(H)	14
Deferred tax assets	8,265	—	—		8,265
Property and equipment, net	16,285	—	—		16,285
Intangible assets, net	6,225	—	—		6,225
Goodwill	9,463	—	—		9,463
Investments held in Trust Account	—	600,084	(600,084)	(B)	—
Non-current assets	42,552	600,084	(602,384)		40,252
Total assets	358,880	601,684	(633,199)		327,365
Accounts payable	4,525	41	—		4,566
Other accounts payable and accrued expenses	39,431	1,142	50,062	(E)	90,635
Deferred revenues	103,950	—	—		103,950
Current liabilities	147,906	1,183	50,062		199,151
Liability for employees’ severance benefits	356	—	—		356
Other long term liabilities	6,344	—	—		6,344
Long-term deferred revenues	34,900	—	—		34,900
Deferred underwriting commissions in connection with the initial public offering	—	21,000	(21,000)	(F)	—
Restricted Sponsor Shares liability	—	—	61,532	(J)	61,532
Price Adjustment Shares liability	—	—	119,102	(K)	119,102
Derivative warrant liabilities	—	31,343	—		31,343
Non-current liabilities	41,600	52,343	159,634		253,577
Total liabilities	189,506	53,526	209,696		452,728
Redeemable convertible preferred shares, NIS 0.00001 par value; 41,459,369 shares authorized, issued and outstanding as of March 31, 2021; Aggregate liquidation preference of $138,653 as of March 31, 2021	101,205	—	(101,205)	(L)	—
Class A common stock; 54,315,817 shares subject to possible redemption at $10.00 per share	—	543,158	(543,158)	(M)	—
Total liens, commitments and contingencies	101,205	543,158	(644,363)		—
Share capital, NIS 0.00001 par value; 3,600,000,000 shares authorized, and 130,878,620 shares issued and outstanding as of March 31, 2021; Pro Forma Combined Common stock of NIS 0.00001 par value; 3,420,000,000 Shares authorized as of March 31, 2021; 179,922,623 shares issued and outstanding as of March 31, 2021	*	—	*	(N)	*
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 5,684,183 shares issued and outstanding (excluding 54,315,817 shares subject to possible redemption)	—	1	(1)	(Q)	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 15,000,000 shares issued and outstanding	—	2	(2)	(Q)	—
Additional paid-in capital	35,925	3,770	(168,144)	(R)	(128,449)
Treasury stock, NIS 0.00001 par value; 43,540 ordinary shares	(85)	—	—		(85)
Accumulated other comprehensive income	397	—	—		397
Retained earnings	31,932	1,227	(30,385)	(T)	2,774
Total equity	68,169	5,000	2)		(125,363)
Total liabilities and equity	358,880	601,684	(633,199)		327,365

*	Less than US$ 1

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021
(in thousands, except share and per share data)

	Cellebrite (Historical)	TWC (Historical)	Pro-Forma Adjustments		Pro-Forma Combined
Revenues	53,283	—	—		53,283
Cost of revenues	(8,199)	—	—		(8,199)
Gross profit	45,084	—	—		45,084
Sales and marketing	(14,893)	—	—		(14,893)
Research and development	(16,518)	—	—		(16,518)
General and administrative	(9,286)	(1,185)	—		(10,471)
Other expenses	—	(49)	—		(49)
Total operating expenses	(40,697)	(1,234)	—		(41,931)
Operating income (loss)	4,387	(1,234)	—		3,153
Financial income, net	366	30	(30)	(AA)	366
Financing costs – derivative warrant liabilities	—	—	—		—
Change in fair value of derivative warrant liabilities	—	17,607	—		17,607
Income before taxes on income	4,753	16,403	(30)		21,126
Taxes on income	(1,163)	—	—		(1,163)
Net income (loss)	3,590	16,403	(30)		19,963
Net loss per share attributable to common stockholders, basic and diluted	(0.001)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	130,077,090
Pro forma net income per share attributable to common stockholders, basic					0.11
Pro forma weighted average common shares outstanding, basic					185,009,779
Pro forma net income per share attributable to common stockholders, diluted					0.10
Pro forma weighted average common shares outstanding, diluted					205,132,400

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share data)

	Cellebrite (Historical)	TWC (Historical, as restated)	Pro-Forma Adjustments		Pro-Forma Combined
Revenues	194,913	—	—		194,913
Cost of revenues	(37,879)	—	—		(37,879)
Gross profit	157,034	—	—		157,034
Sales and marketing	(61,305)	—	—		(61,305)
Research and development	(54,377)	—	—		(54,377)
General and administrative	(31,445)	(146)	—		(31,591)
Other expenses	(689)	(90)	—		(779)
Total operating expenses	(147,816)	(236)	—		(148,052)
Operating income (loss)	9,218	(236)	—		8,982
Financial income, net	2,179	54	(54)	(AA)	2,179
Financing costs – derivative warrant liabilities	—	(1,347)	(7,858)	(BB)	(9,205)
Change in fair value of derivative warrant liabilities	—	(13,647)	—		(13,647)
Income before taxes on income	11,397	(15,176)	(7,912)		(11,691)
Taxes on income	(5,616)	—	—		(5,616)
Net income (loss)	5,781	(15,176)	(7,912)		(17,307)
Net loss per share attributable to common stockholders, basic and diluted	(0.07)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	128,921,047
Pro forma net loss per share attributable to common stockholders, basic and diluted					(0.09)
Pro forma weighted average common shares outstanding, basic and diluted					183,900,584

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transaction and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2021 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 are based on the historical financial statements of Cellebrite and TWC.

The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes.

Cellebrite and TWC did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021, assumes that the Business Combination occurred on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 presents pro forma effect to the Business Combination as if it had been completed on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 has been prepared using, and should be read in conjunction with, the following:

●	TWC’s unaudited condensed balance sheet as of March 31, 2021, and the related notes for the three months ended March 31, 2021, incorporated by reference to pages F-27 to F-46 of the Proxy Statement/Prospectus; and

●	Cellebrite’s unaudited condensed consolidated interim balance sheet as of March 31, 2021, and the related notes for the three months ended March 31, 2021 incorporated by reference to pages F-80 to F-93 of the Proxy Statement/Prospectus.

●	The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 has been prepared using, and should be read in conjunction with, the following:

●	TWC’s unaudited condensed statement of operations for the three months ended March 31, 2021, and the related notes incorporated by reference to pages F-27 to F-46 of the Proxy Statement/Prospectus; and

●	Cellebrite’s unaudited consolidated interim statements of operations for the three months ended March 31, 2021 and the related incorporated by reference to pages F-80 to F-93 of the Proxy Statement/Prospectus.

●	The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

●	TWC’s audited statement of operations for the period from July 20, 2020 (inception) through December 31, 2020, as restated, and the related notes incorporated by reference to pages F-2 to F-26 of the Proxy Statement/Prospectus; and

●	Cellebrite’s audited consolidated statements of operations for the year ended December 31, 2020 and the related notes incorporated by reference to pages F-47 to F-79 of the Proxy Statement/Prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that TWC believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.

Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. TWC believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Cellebrite. They should be read in conjunction with the historical financial statements and notes thereto of TWC and Cellebrite.

2.	Accounting Policies

Management is performing a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of Cellebrite. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The pro forma financial information reflects transaction related adjustments management believes are necessary to present fairly Cellebrite’s pro forma results of operations and financial position following the closing of the Business Combination and related transactions as of and for the periods indicated.

The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations were based upon the number of outstanding Cellebrite Ordinary Shares, assuming the Business Combination occurred on January 1, 2020.

In addition, holders of Cellebrite Ordinary Shares prior to the consummation of the Effective time have the right to receive up to 15,000,000 Cellebrite Ordinary Shares in three equal tranches upon achievement of the Triggering Events; if at any time during the Price Adjustment Period the price of Cellebrite Ordinary Shares will be greater than or equal to $12.50, $15.00 and $17.50, respectively, over any twenty trading days within any thirty trading day period. In the event of a post-Closing change of control transaction involving Cellebrite, any amount of the Price Adjustment not previously issued will be issued and will be entitled to participate in the change of control transaction (the "Price Adjustment Shares").

In accordance with the Sponsor Support Agreement, the Sponsor Parties agreed to forfeit 1,500,000 out of their 15,000,000 TWC Shares. The remaining Cellebrite Ordinary Shares issued to the Sponsor Parties are subject to vesting criteria; 6,000,000 of the Cellebrite Ordinary Shares automatically vested at the Closing, and the remainder of the Cellebrite Ordinary Shares will vest in three tranches of 3,000,000, 3,000,000 and 1,500,000 Cellebrite Ordinary Shares, upon achievement of the Triggering Events; if at any time during the Price Adjustment Period the price of Cellebrite Ordinary Shares will be greater than or equal to $12.50, $15.00 and $30.00, respectively, over any twenty trading days within any thirty trading day period. In the event of a post-Closing change of control transaction involving Cellebrite, any Restricted Sponsor Shares not previously vested will vest and will be entitled to participate in the change of control transaction (the "Restricted Sponsor Shares"). Upon the expiration of the Price Adjustment Period (a period of seven years), any unvested Cellebrite Shares that have not vested as of such time will be forfeited. Each Sponsor Party shall be entitled to vote its unvested Restricted Sponsor Shares and receive dividends and other distribution, and to have all other economic rights, in each case, with respect to such Restricted Sponsor Shares while they remain unvested.

The Restricted Sponsor Shares and the Cellebrite Price Adjustment Shares are classified as a liability in the unaudited pro forma condensed combined balance sheet and vest or issued upon the Triggering Events, during the Price Adjustment Periods, as outlined in the Sponsor Support agreement and the Business Combination Agreement Post-Business Combination, these liabilities will be remeasured to their fair value at the end of each reporting period and subsequent changes in the fair value post-Business Combination will be recognized in the combined company’s statement of operations.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:

(A)	Represents pro forma adjustments to the cash balance reflecting actual redemptions:

	(in thousands)
Reclassification of investments held in Trust Account	69,185	(B)
Cash distribution	(100,000)	(C)
Per Share Cash Consideration	—	(D)
	(30,815)	(A)

(B)	Represents reclassification of $600.1 million of marketable securities held in the Trust Account and redemption of 53,075,301 shares of TWC ordinary shares, and aggregate of $530.9 million, at a redemption price of approximately $10.00 per share.

(C)	Reflects a cash distribution of $100 million, comprised of the Initial Dividend ($21.3 million) distributed from Cellebrite’s retained earnings and the Maximum Additional Dividend ($78.7 million) distributed as a reduction of Cellebrite’s Additional paid-in capital.

(D)	Reflects the aggregate amount of the Per Share Cash Consideration of $100 million in case of no redemption. The Per Share Cash Consideration will be equal to zero.

(E)	Represents pro forma adjustments to Other accounts payable and accrued expenses:

	(in thousands)
Deferred underwriting commissions in connection with the initial public offering	21,000	(F)
Unpaid Company Expenses	17,362	(G)
Deferred offering costs	(2,300)	(H)
Other SPAC Transaction Expenses	14,000	(I)
	50,062	(E)

(F)	Represents the reclassification of $21.0 million of deferred underwriting commissions to short term liability.

(G)	Represents estimated transaction fees of approximately $17.4 million incurred by Cellebrite in consummating the Transaction. An amount of $9.5 is attributed to the issuance of Cellebrite Share Capital, and was accordingly recognized as a decrease to additional paid-in capital, and an amount of $7.9 million is attributed to the issuance of Cellebrite Warrants, and was accordingly recognized as an expense in the statement of operations.

(H)	Represents elimination of an amount of $2.3 million of transaction costs already recorded on Cellebrite's balance sheet.

(I)	Represents estimated transaction fees of approximately $14 million incurred by TWC in consummating the Transaction.

(J)	Reflects the liability relating to 7,500,000 Cellebrite Ordinary Shares issued to the Sponsor Parties, subject to vesting. The liabilities are recognized at their estimated fair values of $61.5 million as of March 31, 2021. Following the Business Combination, these liabilities will be remeasured to their fair value at the end of each reporting period and subsequent changes in the fair value post-Business Combination will be recognized in the combined company’s statement of operations.

(K)	Reflects the liability relating to the 15,000,000 Cellebrite Price Adjustment Shares. The liability is recognized at its estimated fair values of $119.1 million as of March 31, 2021. Following the Business Combination, this liability will be remeasured to its fair value at the end of each reporting period and subsequent changes in the fair value post-Business Combination will be recognized in the combined company’s statement of operations.

(L)	Reflects the conversion of 41,459,369 Cellebrite Preferred Shares into 41,459,369 Cellebrite Ordinary Shares.

(M)	Reflects the reclassification of $543.2 million related to Public Shares subject to redemption.

(N)	Represents pro forma adjustments to Cellebrite share capital, based on the expected total outstanding shares as per the Ownership table above minus the total amount of Cellebrite Ordinary Share outstanding as of March 31, 2021:

	Shares
Adjustment to Cellebrite share Capital as of the Closing Date	1,713,222	(O)
Conversion of Cellebrite Preferred Shares to Cellebrite Ordinary Shares	41,459,369	(L)
Stock split	(7,053,287)	(P)
Issuance of Cellebrite Ordinary Shares to Public Stockholders	12,924,699	(Q)
	49,044,003	(N)

The adjustment in the pro forma balance sheet reflects the adjustment to the USD value of Cellebrite share capital, as the shares are denominated in par value of NIS 0.000001.

(O)	Reflects the number of Cellebrite Ordinary Shares issued between March 31, 2021 and the Closing Date.

(P)	Represents the effect of the Stock Split, calculated by subtracting the product of the aggregate amount of Cellebrite Ordinary Shares following the Preferred Share Conversion (174,051,211, see L) and the Stock Split Multiple (0.96) from the aggregate amount of Cellebrite Ordinary Shares following the Preferred Share Conversion.

(Q)	Represents the number of Cellebrite Ordinary Shares issued to TWC Public Stockholders as part of the Per Share Equity Consideration. Calculated as 60,000,000 million Public Shares, minus 53,075,301 redeemed shares, plus 6,000,000 Cellebrite Ordinary Shares issued to the Sponsor Stockholders.

(R)	Represents pro forma adjustments to additional paid-in capital balance to reflect the following:

	(in thousands)
Transaction fees	(23,504)	(G), (I)
Conversion of Cellebrite Preferred Shares to Cellebrite Ordinary Shares	101,205	(L)
Reclassification of Public Shares subject to redemption	12,259	(Q)
Reclassification of TWC accumulated deficit	1,227	(S)
Cash distribution	(78,700)	(D)
Restricted Sponsor Shares liability	(61,532)	(J)
Price Adjustment Shares liability	(119,102)	(K)
Adjustment of shares par value	3	(N)
	(168,144)	(R)

(S)	Represents the amount of the formation and operating costs recorded in TWC, as well as expenses for change in fair value of derivative warrant liabilities and financing costs resulted from the derivative warrant liabilities.

(T)	Represents pro forma adjustments to accumulated loss as follows:

	(in thousands)
Cash distribution	(21,300)	(D)
Reclassification of TWC accumulated deficit	(1,227)	(S)
Transaction fees	(7,858)	(G)
	(30,385)	(T)

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(AA)	Represents interest earned on money in the Trust Account that has been cancelled.

(BB)	Represents transaction fees attributed to the issuance of Cellebrite Warrants (see G).

4.  Earnings (loss) per share

Net earnings (loss) per share is calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

The unaudited pro forma earnings (loss) per share has been prepared for the three months ended March 31, 2021 and the year ended December 31, 2020:

	Three months ended March 31, 2021	Year ended December 31, 2020
Pro forma net earnings (loss, in thousands)	$19,963	$(17,307)
Weighted average shares outstanding – basic	185,009,779
Weighted average shares outstanding – diluted	205,132,400
Weighted average shares outstanding – basic and diluted		183,900,584
Net earnings per share – basic	$0.11
Net earnings per share – diluted	$0.10
Net loss per share – basic and diluted		$(0.09)
Weighted average shares outstanding
TWC(a)	12,924,699	12,924,699
Cellebrite Ordinary Shares holders(b)	124,805,819	123,696,624
Cellebrite Preferred Shares holders(c)	39,779,261	39,779,261
Restricted Sponsor Shares(d)	7,500,000	7,500,000
Weighted average shares outstanding – basic	185,009,779	183,900,584
Cellebrite options(e)	20,122,620
Weighted average shares outstanding – diluted	205,132,399	183,900,584

(a)	TWC: calculated as the sum of 6,924,699 Cellebrite Ordinary Shares issued to TWC Public Stockholders and 6,000,000 Cellebrite Ordinary Shares issued to the Sponsor Stockholders.

(b)	Cellebrite Ordinary Shareholders: calculated as Cellebrite’s weighted average number of ordinary shares used in computing basic and diluted net loss per share (130,077,090 and 128,921,047 for the three months ended March 31, 2021 and the year ended December 31, 2020 respectively), multiplied by the Stock Split Multiple (0.96, see P).

(c)	Cellebrite Preferred Shareholders: calculated as the number of Cellebrite Preferred Shares (41,459,369), multiplied by the Stock Split Multiple (0.96, see P).

(d)	Restricted Sponsor Shares: the holders of the Restricted Sponsor Share are entitled to vote their unvested shares, receive dividends, and to have all other economic rights, with respect to their Restricted Sponsor Shares while they remain unvested. As they have rights to receive nonforfeitable dividends, they are considered participating securities, and were therefore included in the basic pro forma weighted average shares outstanding. Following the Business Combination, these shares will be treated as a different class than the Cellebrite Ordinary Shares, and the earnings (loss) per share will be calculated using the two-class method.

(e)	Cellebrite options: the dilutive effect of the vested and unvested options of Cellebrite. Including these options in the earnings per share calculation for the year ended December 31, 2020 would be anti-dilutive and they have therefore been excluded from the calculation of diluted loss per share.